BrewDog USA Inc.
96 Gender Rd
Canal Winchester, OH 43110

October 25, 2019

Ruairi Regan

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Financial Services

Washington DC 20549

Re:BREWDOG USA INC.

File No.: 024-11017

Dear Mr. Regan:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), BrewDog USA Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m., Eastern Time on October 30, 2019, or as soon thereafter as is practicable.

Based upon a telephone call last week between our counsel and yourself at the Commission, we understand that the Commission has completed its review and has been informed that FINRA has also completed their review and has communicated this to the Commission.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/Allison Green/

Allison Green

Chief Executive Officer

BrewDog USA Inc.